UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 9)*


                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45325S-10-1
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                                 (CUSIP Number)

                                  Mary L. King
                         Xmark Opportunity Partners, LLC
                           90 Grove Street, Suite 201
                              Ridgefield, CT 06877
                                 (646) 688-5728
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 18, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       45325S-10-1
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
                        Xmark Opportunity Partners, LLC
                                 20-2052197
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   Not
         (b)  Applicable
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3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF, WC
--------------------------------------------------------------------------------
5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:             14,344,435*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        13,344,435*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:              *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   14,344,435*

--------------------------------------------------------------------------------
12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   45.6%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Opportunity Partners is the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow. Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of April 18, 2007, Opportunity LP held 2,783,286 common shares, $0.01 par value per share (the "Common Shares"), of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow, and warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.50 per share. As of April 18, 2007, Opportunity Ltd held 5,437,537 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow, and warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.50 per share. As of April 18, 2007, JV Partners held 1,023,731 Common Shares of the Company and warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share. All of the warrants held by Opportunity LP, Opportunity Ltd and JV Partners are exercisable within 60 days of the date of event which required the filing of this Amendment No. 9 to Schedule 13D. As of April 18, 2007, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company referenced above. As of April 18, 2007, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of the shares. As of April 18, 2007, David C. Cavalier held 70,000 Common Shares of the Company issuable upon the exercise of options held by Mr. Cavalier.

Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2007, there were 29,286,082 Common Shares of the Company issued and outstanding as of February 7, 2007. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 14,344,435 Common Shares of the Company, or 45.6% of the Common Shares of the Company deemed issued and outstanding as of April 18, 2007.

Item 1.   Security and Issuer.
          -------------------

          This Item 1 is hereby amended and restated to read in its entirety as follows:

          "The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Shares"), of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 23811 Inverness Place, Laguna Niguel, California 92677."


Item 2.   Identity and Background.
          ------------------------

          This Item 2 is hereby amended and restated to read in its entirety as follows:

          "The person filing this statement is Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners"), whose principal address is 90 Grove Street, Suite 201, Ridgefield, Connecticut 06877. Opportunity Partners has previously filed Schedule 13D and amendments thereto jointly with Xmark Asset Management, LLC, a New York limited liability company ("Xmark Asset Management"). However, Xmark Asset Management has ceased to do business, making Opportunity Partners the sole filing person. Opportunity Partners is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners" and, together with Opportunity LP and Opportunity Ltd, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. The Funds are engaged in the investment in property of all kinds, including, without limitation, capital stock, depository receipts, investment companies, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Opportunity Partners is the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

          Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. Mr. Cavalier is the Chairman of the Board of Directors of the Company.

          None of Opportunity Partners, the Funds, or Messrs. Kaye or Cavalier ever has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none ever has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it/he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Kaye and Cavalier are citizens of the United States."


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

          "See Item 5 for further information."


Item 4.   Purpose of Transaction.
          -----------------------

          This Item 4 is hereby amended and restated to read in its entirety as follows:

          "The acquisition of the securities referred to herein is for the purpose of having the ability to direct the strategic course of the Company. The person filing this statement has no present intention to direct the day-to-day management and affairs of the Company. However, through the covenants in various financing transaction documents entered into among the Company, the Funds and Goodnow, and previously disclosed on the initial Schedule 13D filed by Opportunity Partners jointly with Xmark Asset Management on December 1, 2003, and its ability to elect a majority of the Board of Directors of the Company by virtue of its stock ownership, the filing person has the ability, but not the present intention, to direct the day-to-day management and affairs of the Company.

          David  C.  Cavalier,   the  Chief  Operating  Officer  of  Opportunity
Partners, is currently the Chairman of the Board of Directors of the Company.

          Other than as described above in this Item 4, Opportunity Partners does not have any present plans or intentions which relate to, or would result in, any of the transactions required to be described in Item 4 of Schedule 13D."


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          This Item 5 is hereby amended and restated to read in its entirety as follows:

          "Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange
Commission on February 9, 2007, there were 29,286,082 Common Shares of the Company issued and outstanding as of February 7, 2007.

          As of April 18, 2007, Opportunity LP held 2,783,286 common shares, $0.01 par value per share (the "Common Shares"), of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow, and warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.50 per share. As of April 18, 2007, Opportunity Ltd held 5,437,537 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow, and warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.50 per share. As of April 18, 2007, JV Partners held 1,023,731 Common Shares of the Company and warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share. All of the warrants held by Opportunity LP, Opportunity Ltd and JV Partners are exercisable within 60 days of the date of event which required the filing of this Amendment No. 9 to Schedule 13D. As of April 18, 2007, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company referenced above. As of April 18, 2007, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of the shares.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds and Goodnow. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. As of April 18, 2007, Mr. Cavalier held 70,000 Common Shares of the Company issuable upon exercise of options held by Mr. Cavalier.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 14,344,435 Common Shares of the Company, or 45.6% of the Common Shares of the Company deemed issued and outstanding as of April 18, 2007.

          During the sixty (60) days on or prior to April 18, 2007, the below-listed transactions in the Common Shares of the Company, or securities exercisable for Common Shares of the Company, were consummated by persons referenced in Item 2. More specifically, all of the below-listed transactions in the Common Shares of the Company were effected by Opportunity LP and Opportunity Ltd in ordinary brokerage transactions.

Date        Number of Shares     Security Type      Purchase Price per Share ($)


4/18/2007      20,000            Common Shares              0.6088

4/18/2007      41,000            Common Shares              0.6256


          Except for the transactions listed above, none of the persons referenced in Item 2 traded securities of the Company during the sixty (60) days on or prior to April 18, 2007.

          In addition to the above-listed transactions, on August 31, 2006, Xmark Fund, L.P., a Delaware limited partnership, and Xmark Fund, Ltd., a Cayman Islands exempted company (together, the "Xmark Funds"), transferred all of the securities of the Company held by them to Opportunity LP and Opportunity Ltd. The disclosed number of Common Shares of the Company collectively held by Xmark Funds and the Funds did not change as a result of these transfers. The Xmark Funds ceased to do business subsequent to the transfer."


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No material change.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 14, 2008                        XMARK OPPORTUNITY PARTNERS, LLC
                                      By:  XMARK CAPITAL PARTNERS, LLC
                                           its Managing Member

                                      By:  /s/ Mitchell D. Kaye
                                           -------------------------------------
                                          Name:  Mitchell D. Kaye
                                          Title: Chief Executive Officer



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).